September 8, 2011
Via EDGAR Submission and Overnight Delivery
Jeffrey P. Riedler
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549

Re:	Acadia Healthcare Company, Inc. (the “Company”)
Registration Statement on Form S-4
Filed July 13, 2011
File No. 333-175523
Dear Mr. Riedler:
          The Company has reviewed the Staff’s comments in your letter dated September 2, 2011 regarding Acadia Healthcare Company, Inc.’s Form S-4 originally filed with the U.S. Securities and Exchange Commission on July 13, 2011 (File No. 333-175523) (as amended, the “Registration Statement”) and has set forth below its responses to the comments.
Unaudited Pro Forma Condensed Combined Financial Information, page 37
1.	We acknowledge your revised disclosure provided in response to our prior comment seven. For each of the acquisitions completed or to be completed please explain to us why you do not appear to identify material intangible assets and reference for us the authoritative literature you rely upon to support your accounting. In your response, at a minimum, please address the following items:
•	For your acquisition of YFCS, please explain why you do not appear to identify technology-based intangible assets associated with the systems and processes associated with new fields of service. In this regard from page 125, it is apparent that you provided inpatient psychiatric services, residential treatment care services and substance abuse services prior to the YFCS acquisition and now have expanded into acute care services, group home services, therapeutic group home services, community-based services, specialized educational services, therapeutic foster care services, mentally retarded services and medical and behavioral services.
Response:
We respectfully submit that, pursuant to ASC 805-20-25-10 and related guidance, we believe that we have identified and recorded all material intangible assets associated with the acquisition of YFCS and the proposed acquisition of PHC (collectively, the “Acquisitions”). In that regard, we specifically note the following:

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 8, 2011

We have not identified or recorded any technology-based intangible assets. Substantially all of the services provided by YFCS are currently provided by Acadia. The expansion of services resulting from the Acquisitions are an extension of the continuum of care within the behavioral industry. Treatments for these patients are closely related to services currently provided, the standards and methodologies of which are established by professional bodies within the industry, such as the American Psychiatric Association. Furthermore, these services did not and will not involve the acquisition or adoption of any unique or proprietary technology. As such, no related intangible assets have been recognized in the related historical or unaudited pro forma condensed combined financial statements.
•	For your acquisition of YFCS, also explain why you do not appear to identify customer-related and contract-based intangible assets related to with the residents, patient populations and third-party payors associated with the facilities and service-types acquired.
Response:
In connection with the Acquisitions, we have not recognized any customer-related or contract-based intangible assets, except as discussed in the next bullet with respect to PHC’s call center and help line services. The majority of our services are provided to Medicaid and Medicare beneficiaries. Agreements with Medicaid, Medicare and other payors provide that, if a patient who is eligible for coverage is treated by our facility, then a certain payment will be received. However, such payor arrangements provide no certainty or predictability of patients needing treatment, nor any direction of patients to our facilities, or that, if needed, such services would be able to be provided by our facility. As such, in the context of a healthcare provider, there is no value that is assignable to a payor arrangement. Further, in considering whether value should be assigned to a customer relationship intangible asset relative to the Acquisitions, we note that patients are generally non-recurring in nature. Patients in an acute behavioral care setting have an average length of stay between 7 to 10 days. Residential patients’ length of stay is typically between 30 and 180 days. Once a patient’s treatment is completed, there is not an expectation or desire on the part of the Company that such patient will return for additional services. Accordingly, we do not believe that there is value assignable to a customer relationship intangible.
•	For your proposed acquisition of PHC, please explain why you do not appear to identify technology-based intangible assets associated with the systems and processes associated with new fields of service. In this regard, on pages 14 and 58 you disclose your intent to expand PHC’s internet and telephonic-based support services.
Response:
As noted by the Staff, we have disclosed that we intend to expand PHC’s internet and telephonic-based support services. PHC’s business includes certain call center and help-line services whereby PHC provides help line services through contracts with major railroads and a call center contract with Wayne County, Michigan. In this regard, while there is no unique or proprietary technology associated with these services, our unaudited pro forma condensed combined financial statements appropriately reflect the recognition of related contract-based intangibles. Such intangible assets are estimated and established based upon the specific

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 8, 2011

payment terms, length of contract (including assumptions regarding expected contract renewal(s) and other relevant assumptions).
•	For your acquisition of PHC, also explain why you do not appear to identify customer-related and contract-based intangible assets related to with the patient populations and third-party payors associated with the facilities and service-types acquired given your disclosure on pages 14, 56 and 58 related to the opportunity to diversify service-types and payor mix as well as increased geographic diversity, including the opportunity to expand into additional new states.
Response:
Please see the response in bullet point two above, which addresses the Staff’s comment. Furthermore, the services provided within new states are again, generally defined by industry promulgated standards. Additional standards of care are required by some states, but are required of all providers within that state, and do not require particular expertise or proprietary technique to implement. Finally, regarding diversity of services, service areas, and payors, we refer to strategies that have not yet been implemented, the values of which have yet to be realized.
2.	It appears that you acquired equity interests in your YFCS and PHC acquisitions. Please explain to us whether your acquisition accounting for YFCS and your pro forma adjustments for your PHC acquisition include deferred taxes for any basis differences. If so, please revise your disclosures to clarify. If not, please tell us why not and reference for us the authoritative literature you rely upon to support your accounting and presentation.
Response:
The Company has revised its disclosures on pages F-7 and F-28 of the Registration Statement to provide the deferred tax asset and deferred tax liability recorded as of April 1, 2011 in the YFCS acquisition for differences in the book and tax bases of assets acquired and liabilities assumed. The Company has also revised its unaudited pro forma condensed combined balance sheet on page 39 of the Registration Statement and the disclosures in note 12 on pages 43 and 44 of the Registration Statement to reflect the PHC acquisition adjustment to deferred tax assets and liabilities for the basis differences related to intangible assets.
3.	We acknowledge your response to our prior comment eight. Although you indicate that the compensation associated with accelerated vesting has been reflected in your financial statements for the six months ended June 30, 2011, it appears from disclosure in the third paragraph of page five that vesting of options held by members of PHC’s board of directors will accelerate upon the completion of the anticipated transaction with PHC. Please revise your pro forma balance sheet to reflect an adjustment for the anticipated charge associated with the acceleration of these stock options or explain to us why such an adjustment is not warranted.
Response:
The Company has revised the unaudited pro forma condensed combined balance sheet on page 39 of the Registration Statement and note 12 to the unaudited pro forma condensed combined financial information to reflect the anticipated $110,000 charge resulting from the accelerated vesting of the stock options currently held by PHC directors upon consummation of the merger.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 8, 2011

4.	Please revise the estimate of the fair value of consideration issued in the PHC merger in adjustment 12 to include the fair-value based measure of the vested portion of shared-based awards issued as replacements of PHC share-based awards as required by ASC 805-30-30-9 through 30-13. Otherwise, please explain to us why the fair value of consideration to be transferred to complete the PHC merger should not include this component and reference for us the authoritative literature you rely upon to support your position.
Response:
The Company has revised the unaudited pro forma condensed combined balance sheet on page 39 of the Registration Statement and note 12 to the unaudited pro forma condensed combined financial information to include the fair value of the vested portion of replacement share-based awards as a component of the consideration to be issued in the PHC merger, in accordance with ASC 805-30-30-9 through 30-13.
5.	Please explain to us and revise your disclosure to clarify why adjustment 18(a) results in a reduction of depreciation and amortization expense when you wrote the historical property and equipment of YFCS up to estimated fair value under the acquisition method. To the extent that you estimate the lives of these assets to be substantially greater than the lives estimated by YFCS management, please explain why your estimates are appropriate.
Response:
The Company has revised the notes to unaudited pro forma condensed combined financial information to clarify that the reduction in depreciation and amortization expense relates to the excess of the historical amortization of the pre-acquisition intangible assets of YFCS over the amortization expense resulting from the intangible assets identified by Acadia in its acquisition of YFCS. Refer to the Company’s responses to Comment 1 above for further explanation of the intangible assets identified by Acadia. The depreciable lives assigned to the property and equipment by Acadia are similar to the depreciable lives used by YFCS.
Litigation Relating to the Merger, page 84
6.	We note your response to prior comment 54. Please clarify whether or not you believe the putative stockholder class action lawsuits could have a material adverse effect on PHC’s financial condition or results of operations in addition to your statement that you do not anticipate the outcome to have a material impact on the progress of the merger.
Response:
The Company has revised the disclosure on page 84 of the Registration Statement in response to the Staff’s comment.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 8, 2011

Comparison of Stockholder Rights, page 187
Special Meeting of Stockholders, page 191
7.	We note the following statement added to page 191 in response to our prior comment 59: “The Acadia bylaws provide that special meetings of stockholders may only be called in the manner provided in Acadia’s certificate of incorporation as then in effect.” Please further revise your disclosure to describe the manner in which special meetings may be called as provided in Acadia’s certification of incorporation that will be in effect immediately following consummation of the merger.
Response:
The Company has revised the disclosure on page F-10 of the Registration Statement to clarify that the April 1, 2011 investments were made by Waud Capital Partners or its affiliates and new members of Acadia’s management. We note that although the new members of Acadia’s management are currently related parties, their investment in the Company was negotiated with existing investors and valued in a manner consistent with other transactions within this industry. Thus, we believe that the initial investments by new members of Acadia’s management were representative of fair value.
Acadia Healthcare Company, Inc and Subsidiaries
Interim Financial Statements
Note 9. Equity-Based Compensation, page F-10
8.	In the expanded disclosure on page F-10 in response to prior comment 63, you state that the fair value for the new Class A and Class B vested units was determined based on contemporaneous cash investments by new external investors on April 1, 2011. It appears based on the disclosure on in footnote 8 that the investors were Waud Capital Partners (a majority shareholder) or its affiliates and members of management which all appear to be related parties and not representative of an arm’s length transactions. Please disclose whether or not there were any non-related party investors, and if so, disclose the fair value of the units purchased by these investors.
Response:
The Company has revised the disclosure on page F-10 of the Registration Statement to clarify that the April 1, 2011 investments were made by Waud Capital Partners or its affiliates and new members of Acadia’s management. We note that although the new members of Acadia’s management are currently related parties, their investment in the Company was negotiated with existing investors and valued in a manner consistent with other transactions within this industry. As a result of such negotiation, Waud Capital Partners or its affiliates made additional investments at the same valuations as the new members of Acadia’s management. Additionally, certain existing members of Acadia’s management exercised their option to exchange their equity units for cash at the same valuations as the investments. Thus, we believe that the investments by new members of Acadia’s management were representative of fair value.
Acadia Healthcare Company LLC and Subsidiaries
Annual Financial Statements
Note 3. Acquisitions, page F-27
9.	We note your revised disclosure in response to prior comment six and comment 65. It appears that the purchase price allocation terminology is still included throughout your filing in reference to other acquisitions (e.g. Acadia’s acquisition of Acadiana Addiction Center on page F-27 and PHC’s acquisition of MeadowWood discussed on page F-95) that occurred after January 1, 2009. Please revise your filing accordingly. Please remove the allocation of purchase price throughout your filing and record the assets acquired and liabilities assumed at their fair values under the acquisition method.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 8, 2011

Response:
Acadia and PHC have revised all disclosures related to acquisitions occurring after January 1, 2009 to describe the recording of assets acquired and liabilities assumed at their fair values. Such revisions have been made to pages F-22, F-24, F-27, F-28 and F-96 of the Registration Statement.
Youth and Family Centered Services, Inc. and Subsidiaries
Annual Financial Statements
Note 1. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-56
10.	In response to prior comment 69, you disclose that the fair value of the underlying common stock was based on a third party valuation report obtained in 2004. Please name the valuation firm and provide their consent as required by Rule 436 of the Securities Act Regulations. Otherwise, if you determined the fair value of the underlying common stock and in doing so considered or relied in part upon a report of a third party appraisal firm, please revise your disclosure to so state. Please refer to Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website.
Response:
The Company has revised the YFCS financial statement disclosures on page F-56 of the Registration Statement to clarify that the fair value of the underlying common stock was determined by management based, in part, on a third party valuation report.
HHC Delaware, Inc and Subsidiary
Consolidated Balance Sheets, page F-99
11.	The June 30, 2011 sum of the individual line items within total assets and current liabilities does not agree to the total amount for these items. Please revise your filing accordingly. In addition, please ensure that your revised presentation of this balance sheet is consistent with the balance sheet used in the pro forma balance sheet on page 39.
Response:
The Company has revised the consolidated balance sheet of HHC Delaware, Inc. as of June 30, 2011 to correct the amount of goodwill and total current liabilities. These revisions to page F-99 of the Registration Statement do not impact the unaudited pro forma condensed combined balance sheet on page 39 of the Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 8, 2011

          In the event that you have any additional questions, please contact me directly at (615) 861-6000.

Sincerely,
/s/ Christopher Howard
Christopher Howard
Executive Vice President, General Counsel and Secretary Acadia Healthcare Company, Inc.

cc: R. Henry Kleeman and Carol Anne Huff (Kirkland & Ellis LLP)